Kansas City Southern de México, S.A. de C.V.
Montes Urales 625
Lomas de Chapultepec
11000 México, D.F., Mexico
October 5, 2009
VIA FACSIMILE
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Kansas City Southern de México, S.A. de C.V. Registration Statement on Form S-4 File No. 333-161762 Request for Acceleration
Ladies and Gentlemen:
          Pursuant to Rule 461(a) under the Securities Act of 1933, Kansas City Southern de México, S.A. de C.V. (the “Company”), hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-4, as amended, under said Act (Registration No. 333-161762), so that the same will be declared effective on October 7, 2009 at 4:30 p.m., Eastern Standard Time, or as soon thereafter as practicable.
          The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Division of Corporation Finance staff (the “Division Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Division Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Division Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Kansas City Southern de México, S.A. de C.V.
By:	/s/ Mary K. Stadler
Mary K. Stadler
Chief Accounting Officer